Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty ANNOUNCEs TOWN HALL MEETING – August 31, 2021

Vancouver, British Columbia – August 27, 2021 – Gold Royalty Corp. (“GRC”) (NYSE American: GROY) is pleased to announce that it will host a Town Hall Meeting on Tuesday, August 31 at 11:00 am EST.

David Garofalo, CEO & Chairman of Gold Royalty Corp, and John Griffiths, Chief Development Officer will be providing shareholders and interested stakeholders a final update on the Gold Royalty and Ely Gold Business Transaction and will provide an overview of Gold Royalty and recent portfolio acquisitions. The presentation will be followed by an question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the Town Hall Meeting, please click this link: https://www.bigmarker.com/ftmig1/Gold-Royalty-Corp-Town-Hall-Webinar-August-31st

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp.	Joanne Jobin, Investor Relations
Telephone: (833) 396-3066	Telephone: (647) 964-0292
Email: info@goldroyalty.com	E-mail: jjobin@irinc.ca